Filed by Cambium-Voyager Holdings, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under
the Securities Act of 1934, as amended
Subject Company: Voyager Learning Company
Commission File No.: 333-161075
On October 1, 2009, Voyager Learning Company (“Voyager”) and Cambium Learning, Inc. (“Cambium”) issued a newsletter to the employees of Voyager and Cambium. A copy of the employee newsletter is set forth below.
Additional Information and Where to Find It
On August 6, 2009, Cambium-Voyager Holdings, Inc. filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 containing a preliminary proxy statement/prospectus regarding the proposed business combination of Voyager and Cambium. This material is not a substitute for the final proxy statement/prospectus regarding the proposed business combination. Investors and stockholders are urged to read carefully the preliminary proxy statement/prospectus and the final proxy statement/prospectus when available because they contain and will contain important information about Cambium-Voyager Holdings, Inc., Cambium, Voyager, the business combination and related matters. Voyager will mail the final proxy statement/prospectus to each of its stockholders. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain documents filed by Voyager with the SEC regarding this transaction, free of charge, from Voyager’s website (www.voyagercompany.com) under the heading “Investor Relations” and then under the tab “SEC Filings.”
Cambium-Voyager Holdings, Inc., Voyager, Cambium and their respective directors, executive officers and various other members of management and employees may be soliciting proxies from Voyager’s stockholders in favor of the merger agreement entered into in connection with the proposed business combination. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Voyager’s stockholders is included in the preliminary proxy statement/prospectus described above and will be included in the final proxy statement/prospectus when available.

Cambium-Voyager Business Combination Update is a monthly e-newsletter created to communicate with employees about the impending merger. Topics are subject to change, but in every e-newsletter employees can view a calendar of events, read about merger progress and legal updates, meet their new colleagues, and catch up on everyday news.
In This Month’s Issue:
Legal Updates
Meet Fellow Employees
News Updates
Photo Gallery
Calendar of Events
Business Unit Map
Additional Information and Where to Find It
On August 6, 2009, Cambium-Voyager Holdings, Inc. filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 containing a preliminary proxy statement/prospectus regarding the proposed business combination of Voyager and Cambium. This material is not a substitute for the final proxy statement/prospectus regarding the proposed business combination. Investors and stockholders are urged to read carefully the preliminary proxy statement/prospectus and the final proxy statement/prospectus when available because they contain and will contain important information about Cambium-Voyager Holdings, Inc., Cambium, Voyager, the business combination and related matters. Voyager will mail the final proxy statement/prospectus to each of its stockholders.
You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain documents filed by Voyager with the SEC regarding this transaction, free of charge, from Voyager’s website (www.voyagercompany.com) under the heading “Investor Relations” and then under the tab “SEC Filings.”

Cambium-Voyager Holdings, Inc., Voyager, Cambium, and their respective directors, executive officers and various other members of management and employees may be soliciting proxies from Voyager’s stockholders in favor of the merger agreement entered into in connection with the proposed business combination. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Voyager’s stockholders is included in the preliminary proxy statement/prospectus described above and will be included in the final proxy statement/prospectus when available.
Brad Almond
Brad Almond currently serves as the Chief Financial Officer for Voyager Learning Company and it is anticipated that he will continue in this role for the combined company once the proposed business combination is complete. Brad joined Voyager in November 2006, and has more than 20 years of global experience in finance, accounting and operations. Before joining Voyager, Brad was at Zix Corporation, a publicly traded high tech company in Dallas, Texas, where he served as the Chief Financial Officer, Treasurer and Vice President of Administration from 2003 to 2007. From 1998 to 2003, Brad worked at Entrust Inc., an IPO spin-off of Nortel Networks, where he held a variety of management positions, including President of Entrust Japan (in Tokyo), General Manager Entrust Asia and Latin America, Vice President of Finance and Vice President of Sales and Customer Operations. Prior to Entrust, Brad was employed by Nortel Networks in its Dallas, Texas, and Paris, France, offices, holding positions in various finance and operations roles, including product line controller.
Brad is a licensed Certified Public Accountant with a bachelor’s degree in accounting from Texas A&M and master’s degrees in business administration and international management from the University of Texas. He began his career as part of the audit staff of KPMG Peat Marwick in Houston, Texas.

Alex Saltonstall
Alex Saltonstall currently serves as the General Manager of Cambium Learning Technologies and it is anticipated that he will continue in this position once the proposed business combination is complete. As General Manager, Alex oversees strategy, product development, marketing, sales and implementation services for Kurzweil and IntelliTools. He also manages the product development of the Cambium Learning Assessment System. He became the General Manager of Cambium Learning Technologies in January of 2006.
Alex joined Cambium Learning in 2004 as the Corporate Development Manager. In that role, he managed Cambium’s acquisition activities, including the acquisition of Kurzweil and IntelliTools. He also led a number of internal management projects and worked with many departments throughout the company, especially at Sopris West.
Before joining Cambium, Alex was president of SearchSoft Solutions, Inc., a company providing recruitment, selection, and hiring software for K-12 public school systems; an associate at Schoolhouse Partners, a venture capital firm focused on K-12 education; and a senior associate at The Parthenon Group, a strategy consulting firm.
Alex received a bachelor’s degree from Harvard College and a master’s degree in business administration from Harvard Business School.

Voyager Learning Company General Counsel to Move to Dallas Area
Todd Buchardt, Executive Vice President, General Counsel and Secretary for Voyager Learning Company, is no stranger to a big move. Over the past 18 years, Todd, his wife Patti and their two daughters, Sarah, a freshman at Washington University in St. Louis, and Emily, a sophomore in high school, have moved four times. When they move to the Dallas area from Ann Arbor, Michigan, it will be move number five.
The family is excited for this new chapter. “Emily has been especially supportive. She is not a fan of cold weather,” Todd said.
Recently, Todd and Patti discovered that in her free time, Emily has been shopping for houses online. According to Todd, she is really pushing for a house with a pool. Not a common feature in Michigan homes.
Aside from a pool, the family’s interest in horses will also be a factor when they decide on a new home. Emily and Sarah are both equestrians and compete regularly in competitions. In fact, Emily most recently competed with her horse in Lexington, Kentucky. Busy with college, Sarah is now semi-retired but still rides on the university’s club team when she has the time.
An actual date for the family’s move has not been set, and in the meantime, Todd will commute from Ann Arbor to Dallas every other week.
Todd first joined Voyager in 1998 as General Counsel and Secretary when it was Bell and Howell. Since that time, he has overseen more than 25 mergers and acquisitions, with transactions in just the last four years totaling more than
$1 billion.
Prior to joining Voyager, Todd held various legal positions at First Data Corp., a data and credit card processing company, from 1986 to 1998. During that time, he and his family lived in Omaha, Atlanta, and Denver.
Originally from a small farming community in Arlington, Nebraska, Todd graduated from Coe College in Cedar Rapids, Iowa, with a bachelor’s degree in political science and business and received his JD from Creighton University in Omaha.

Merger Task Force Update
Many of the dozen or more task force teams are making significant progress towards gaining a better understanding of the products, services and processes of each company. The review process is the first step in determining the best way for the combined entity to operate following the closing. During this process, the companies have been mindful to comply with all antitrust laws. No joint work will be started now; however this review, discovery and planning period will position us to initiate many projects immediately upon closing.
The following task forces met at both Voyager and Cambium locations:
Cambium Office — Natick, Massachusetts
•	Marketing
Cambium Office — Longmont, Colorado
•	Services
•	IT Systems
•	Operations (Warehousing)
•	Product Technology
•	Accounting
Voyager Office — Dallas, Texas
•	Services
•	IT Systems
•	Operations (Warehousing)
•	Product Technology
•	Sales
•	Product Portfolio
•	Purchasing
•	Human Resources
Services, IT Systems and Marketing met several times. Here is a brief overview of what the groups are currently analyzing:
Service Model:
•	Field implementation services, product training and product support
•	Support model and product variations
•	Professional development, consulting services and institutes
Information Technology Systems:
•	Network infrastructure, servers and applications
•	Internal technical support and system maintenance
•	Telecommunications and mobile communications
Marketing:
•	Name of company, logo, taglines and branding
•	Communication plan for initial post-close activities
•	Corporate, division and product specific websites

Services Model Task Force:
The integration team met three times since August and has gone a substantial way in understanding the policies, processes and procedures. We started to map where our field training and support resources reside in relation to where support is currently provided in our combined customer bases. This work will help us to determine how best to be organized and where cross-training needs and opportunities are. The support integration team continues to be excited by the opportunities our combined organizations have to improve student outcomes for struggling students throughout the United States.
IT Services Task Force:
The IT services task force met several times, both in Dallas and in Longmont, to review and discuss the current status of IT services in both organizations. The team has developed a good understanding of what we have now, and is in the process of compiling a report of both short and long-term recommendations for where we want to be in order to integrate the two company’s IT infrastructures.
High-level topics that are being discussed include inter-office connectivity, data-center consolidation, integrating phone systems, and linking server & email infrastructures. While a full and final report will have to wait pending the outcome of other task force recommendations, a preliminary list of recommendations should be complete by mid-October.
Marketing Task Force:
After meeting and discussing the histories, value propositions and messaging of our many valuable brands, the marketing task force put together an initial structure for our post-closing brand marketing plans. The team has hired an outside company to provide unbiased data from our current and prospective customers about our brands, so those findings can be considered when the final proposed plan is delivered to senior management. This team expects to have made significant progress before the end of October, so the hard work of implementing the marketing plans can commence in time for the new calendar year.
All the task forces will continue to handle their responsibilities with as little disruption for employees and customers as possible. Look for new updates in upcoming e-newsletters.

Photo Gallery
Cambium Learning Headquarters: Natick, Massachusetts
Cambium Warehouse Facility: Frederick, Colorado

Voyager Learning Company Headquarters and Voyager Expanded Learning: Dallas, Texas
Voyager Expanded Learning Warehouse Facility: Dallas, Texas

Calendar of Events

Task Force Meetings Continue End of Quarter

Task Force Meetings Continue

Anticipated Closing of the Transaction

Business Unit Map
Do you have questions?
If you have a question or topic you would like to see covered in the e-newsletter, please submit your ideas to Shannan Overbeck at soverbeck@voyagerlearning.com.